SEC FILE NUMBER
                                                    000-23454

                                                 CUSIP NUMBER
                                                   89149T101
                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-K  ___Form 20-F   ___Form 11-K
              _X__Form 10-Q  ___Form N-SAR

             For Period Ended: March 31, 2001

                 Transition Report on Form 10-K
             ___ Transition Report on Form 20-F
             ___ Transition Report on Form 11-K
             _ _ Transition Report on Form 10-Q
             ___ Transition Report on Form N-SAR
             For the Transition Period Ended:  ____________

      Read Instruction (on back page) Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________
PART I - REGISTRANT INFORMATION

Total Containment, Inc.
Full Name of Registrant

________________________________________________________________
Former Name if Applicable

422 Business Center, A130 North Drive
Address of Principal Executive Office (Street and Number)

Oaks, Pennsylvania  19456
City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Total Containment, Inc. (the "Company") and the Company's independent accountants require additional time to review the effect on the Company's financial statements as of and for the quarter ended March 31, 2001, of the civil judgment reported in the Company's Current Report on Form 8-K filed with the SEC on May 11, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John R. Wright, Jr.          610           666-7777
         (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                     X Yes ___No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     X Yes __ No

     If so, attach an explanation of the anticipated change, narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made. (See Attachment A)


                     Total Containment, Inc.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 16, 2001             By /s/Thomas P. Kennedy
                                  Thomas P. Kennedy
                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).